Stolt Offshore S.A.                                [STOLT LOGO][GRAPHIC OMITTED]


NEWS RELEASE

                          Stolt Offshore S.A. Announces
                          Change of Name to Acergy S.A.

London, England - April 3, 2006 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), today announced that following the Extraordinary General Meeting on April 3, 2006 the name of the company will be changed from Monday April 10, 2006 to Acergy S.A.

The following alterations to the stock exchange ticker symbols and identifying numbers will also take effect:

-    the new ticker on NASDAQ will be ACGY

-    the new ticker on the Oslo Bors will be ACY

-    the new ADR Programme CUSIP number will be : 00443E 10 4

-    the new ADR Programme ISIN number will be : US004433E1047

-    the new CUSIP Number for the underlying common shares will be : L00306 10 7

Please note that the corporate web site address is now www.acergy-group.com. After the name change has taken place, previous notices from Stolt Offshore to the Oslo Stock Exchange will still be available at www.newsweb.no under the old ticker symbol STO.


**********************************************************************
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
**********************************************************************


Contacts:
Deborah Keedy / Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com


If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com


Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding, R.C. Luxembourg B 43172